Mr. Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
Securities Exchange Commission
Mail Room 4561
Washington, D.C. 20549

November 8, 2006

Re: Chesapeake Corporation
Post-Effective Amendment No. 1 on Form S-3
Filed September 29, 2006
File No. 333-126059

Form 10-K for the Fiscal Year Ended January 1, 2006
Form 10-Q for the Quarter Ended April 2, 2006
Form 10-Q for the Quarter Ended July 2, 2006
File No. 1-03203

Dear Mr. Shuman:

This is to respond to your letter of October 26, 2006, with respect to the above mentioned filings of Chesapeake Corporation ("Chesapeake" or the "Company"). For convenience of reference, each comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Post-Effective Amendment No. 1 on Form S-3

General:

1. Please note that you must resolve all comments relating to your periodic filings in order for this post-effective amendment to be declared effective.

We acknowledge the staff's comment regarding the requirement to resolve all comments related to our periodic filings in order for the Company's Post-effective Amendment No. 1 on Form S-3 to be declared effective. In our request for acceleration of the Company's Post-Effective Amendment No. 1 on Form S-3 (File No. 333-126059), we will further acknowledge the following:
    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    the actions of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended January 1, 2006 ("2005 Form 10-K")

General

2. We note your use of the non-GAAP measure EBIT throughout your Form 10-K and your Form 10-Q's related to your Consolidated Statements of Income and your discussions of your results of operations in MD&A. Please address the following and tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ):
    We note your line item "(Loss) income from continuing operations before interest, extinguishment of debt and taxes" or EBIT on the face of your consolidated statements of income in your Form 10-K and Form 10-Q's. As a result of your inclusion of such measure in your consolidated statements of income, we believe this presentation is not in accordance with GAAP and creates the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles. Please revise your presentation in your periodic filings, or explain to us in reasonable detail why its retention is justified in light of these concerns.
    We also note your discussions in MD&A regarding the non-GAAP measure EBIT. Tell us how you considered Item 10(e)(1)(i) and (ii) and Question 8 of FAQ to include the following;
    a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;
    a reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;
    the economic substances behind management's decision to use such a measure;
    the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
    the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
    the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, if you intend to include a discussion of EBIT in MD&A, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i) and (ii) of Regulation S-K and Question 8 of the related FAQ since this measure appears to be used to evaluate performance and your current disclosure does not comply. Note that similar disclosures should also be considered in your earnings releases on your Forms 8-K.

We believe that the financial statement line item, "Income from continuing operations before interest, extinguishment of debt and taxes," as presented within our consolidated statement of income, represents a GAAP measure equivalent to "Income from operations" and, as such, that our income statement presentation is in accordance with GAAP. We have reviewed the definitions included in Regulation S-X, Rule 5-03.7 and 5-03.9 for items that should be excluded from "Income from operations" and have concluded that we have no material departures from this guidance.

In response to comments received from the staff of the Securities Exchange Commission on our Form 10-K for the fiscal year ended December 30, 2001 (letters dated May 28, 2002 and September 20, 2002), we revised our presentation of our consolidated statements of income to include "Other income, net" within our measure of operating income, such measure being described as "Income from continuing operations before interest, taxes and extraordinary item." We have continued with this presentation consistently from that date through the filing of our Form 10-Q for the second quarter of 2006 (with loss on extinguishment of debt no longer being presented as an extraordinary item).

We acknowledge, however, your view that the use of the defined term "EBIT" within the schedules to our earnings releases and within the management's discussion and analysis of financial condition and results of operations section and the segment footnote of our periodic filings on Form 10-K and Form 10-Q may create an impression that we are presenting a non-GAAP measure. In that regard, in future filings we will change the income statement caption "Income from continuing operations before interest, extinguishment of debt and taxes" to "Income from operations." We will eliminate the use of the term "EBIT" in all filings and replace it with "Income from operations" or "Segment operating income," as applicable.

Note 1. Summary of Significant Accounting Policies

Inventories, page 47

3. We note in your disclosure that you record inventory reserves based on the age of such inventory unless specific circumstances warrant different treatment. Please tell us the amount of such reserves for each period presented. Also, tell us how you considered Chapter 4 footnote 2 of ARB 43 and SAB Topic 5 (BB), which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Tell us if the Company has obsolete inventory still on hand and if so, explain why you have not disposed of such inventory yet. Additionally, tell us if such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.

The Company's gross and net inventory balances as of our fiscal year ended January 1, 2006 and January 2, 2005 are summarized as follows (amounts in millions):

	Fiscal Year Ended
	1/1/2006	1/2/2005

Inventory, original cost	$116.5	$124.1
Inventory reserve adjustment	(8.0)	(9.8)

Inventory, reported	$108.5	$114.3

As disclosed in Note 1, Summary of Significant Accounting Policies - Inventories, the Company establishes reserves for inventory based on age. Absent specific exceptions, inventories six to twelve months old are 50 percent reserved and inventories older than twelve months are fully reserved. Once the reserves are established, the Company does not increase the cost basis of the inventory. The Company presents inventory at its new cost basis on the face of the Consolidated Balance Sheets and in Note 7. We will revise future filings to more clearly describe our accounting policy for inventory as follows:

"Inventories are valued at the lower of cost or market, determined principally by the average cost method. Unless specific circumstances warrant different treatment, the cost bases of inventories six to twelve months old are reduced 50 percent while the cost bases of inventories older than twelve months are reduced to zero."

It is not our practice to maintain obsolete inventory. Most products are made to customer order, with limited amounts of inventory not subject to customer order produced at only a small number of manufacturing facilities. From time to time there may be an insignificant amount of obsolete inventory on hand at certain facilities that has not yet been disposed of. We do not believe that our gross margins have been materially impacted by the sale of inventory that was previously written down.

Note 16. Segments, page 72

4. We note in your disclosure that you operate in four operating segments of which three of those segments (i.e. Pharma, Branded Products and Tobacco) are aggregated into one segment. Please provide us an analysis of why you believe you qualify to aggregate these three segments into one operating segment. In your response, address the criteria in paragraph 17 of SFAS 131 to support your conclusion that you qualify to aggregate your results of these operations in one reportable operating segment. Additionally, provide for us the internal financial information that is regularly provided to the chief operating decision maker as of December 31, 2005 and June 30, 2006.

We are submitting the following documents supplementally:
    Exhibit A - Excerpt from Chesapeake Corporation Board of Directors Meeting Presentation dated December 2005;
    Exhibit B - Company memorandum dated February 2, 2006 entitled "Segment Assessment under FAS 131/EITF 04-10," including addendum dated November 6, 2006;
    Exhibit C(1) - Chesapeake Corporation Financial Results book dated December 2005; and
    Exhibit C(2) - Chesapeake Corporation Financial Results book dated June 2006.

Following the retirement of the Company's chairman of the board and chief executive officer in November 2005, the Company reorganized its management and divisional structure under newly appointed chief executive officer, Andrew J. Kohut. Exhibit A to this letter is an excerpt from a presentation to the Board of Directors dated December 2005 that provides a depiction of this revised divisional structure as well as a financial overview of the Company's four operating segments (Pharma, Branded Products, Tobacco and Plastics). As a result of this reorganization and in connection with our periodic review of key accounting policies, management prepared a memorandum dated February 2, 2006 (Exhibit B), which supports the determination of operating segments as well as the aggregation of certain operating segments (Pharma, Branded Products and Tobacco) into the Paperboard Packaging reportable segment. The addendum dated November 6, 2006 to such memorandum, provides further clarification in support of our conclusion for aggregation under FAS 131 and EITF 04-10.

As requested, we are also submitting supplementally the Financial Results books dated December 2005 (Exhibit C (1)) and June 2006 (Exhibit C (2)) as the internal financial information that is regularly provided to the chief operating decision maker - the Company's chief executive officer. As evidenced by review of the Financial Results books, our internal financial reporting has evolved (from December 2005 to June 2006) to align with the structure that was implemented in November 2005.

We believe that the supplemental materials support our conclusion that the Company operates in four operating segments (Pharma, Branded Products, Tobacco and Plastics) and that the Pharma, Branded Products and Tobacco operating segments meet the aggregation criteria prescribed by paragraph 17 of SFAS 131 (and further interpreted by EITF 04-10). The supplemental materials referred to in this paragraph are being submitted under separate cover in accordance with 17 C.F.R. Section 200.83 ("Rule 83") and Rule 12b-4 of the Securities Exchange Act of 1934, as amended ("Rule 12b-4"). We request that the supplemental materials be kept confidential under Rule 83 and Rule 12b-4, and that the supplemental materials be returned in full to us in accordance with Rule 12b-4.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 77

5. We note the definition of disclosure controls and procedures contained in the first paragraph of this subsection is not the entire definition found in Rule 13a-15(e). In this regard, you state that your disclosure controls and procedures are designed to ensure that "information is accumulated and communicated to management timely." In your future Item 307 disclosure, you should clarify that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in all reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in our rules and forms and to ensure that information required to be disclosed in the reports that you file or submit under the Act is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

In future filings, the Company will conform its definition of disclosure controls and procedures to include the full definition found in Rule 13a-15(e) as noted in your letter. Our revised language is as follows:

"We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure."

6. Please revise to describe the events surrounding the determination that your internal control deficiency constituted a material weakness, including who identified the weakness, and when the material weakness first began. Include dates of corrective actions and any associated material costs.

We prepared our disclosures regarding the identification, nature and actual and potential effect of the material weakness with reference to Section E. "Disclosure about Material Weaknesses" of the May 16, 2005 Staff Statement on Management's Report on Internal Control Over Financial Reporting and Item 308(a) of Regulation S-K. In that regard, we believe that our disclosures adequately address the nature of the material weakness as well as our conclusions regarding disclosure controls and procedures and our internal control over financial reporting. We believe that the specific disclosure requested in your comment provides additional support but would not materially change our disclosures and conclusions associated with the referenced material weakness. We believe the disclosure of when the material weakness first began and the dates of corrective actions can be derived by reference to the periods restated and the disclosure of implementation of remediation plans for future periods, as documented. Further, we do not believe the question of who identified the weakness would materially change the disclosure or influence investors' decisions. The following paragraphs provide additional background on the material weakness in order to help you understand the basis for our conclusions above.

The material weakness was identified by management and the Company's independent accountants as a result of management's consideration of the deferred tax consequences of freezing benefits under the Company's U.S. defined benefit pension plans in the fourth quarter of 2005.

The factors that gave rise to the restatement of the Company's financial statements and the related material weakness related to our application of SFAS 109, "Accounting for Income Taxes" ("SFAS 109") as to the scheduling of the timing of future reversals of certain taxable temporary differences (related to defined benefit pension assets). The error arose primarily in the Company's scheduling of the timing of future reversals of certain taxable temporary differences (deferred income tax liabilities related to defined benefit plans) for purposes of assessing the need for a valuation allowance against deferred tax assets. Upon further consideration of the reversal patterns of these taxable temporary differences, the Company determined that historically it did not appropriately consider the potential future reversal of these deferred income tax liabilities when determining recoverability of its net deferred tax assets and, therefore, it had overstated its valuation allowance for deferred income tax assets, thereby overstating its net deferred income tax liabilities in the first nine months of 2005, fiscal year 2004 and fiscal year 2003. As a result, management concluded that the accounting errors resulted in a material weakness in internal control over financial reporting.

As disclosed under Item 9A of our 2005 Form 10-K, the primary remediation of the material weakness was to research and review the detailed technical requirements related to the accounting for deferred income tax valuation allowances and to revise our accounting policy regarding the presumed reversal pattern of taxable temporary differences. Our internal controls over financial reporting provide that for each reporting period, the accounting treatment of deferred tax positions is reviewed by the Company's corporate controller to ensure compliance with the revised policy. This remediation was completed after the end of fiscal 2005 but prior to the filing of the Company's 2005 Form 10-K during the first quarter of 2006. We did not incur material costs in the remediation of this material weakness. Because the changes made to the policy were highly technical in nature and the changes in the underlying controls pertained to the proper execution of the review in accordance with the new policy, we believe expanded disclosure of the changes would not add additional value to users of the financial statements.

While we believe that the disclosures regarding the specific material weakness discussed in Item 9A of our 2005 Form 10-K were adequate, we have noted your comments and will provide additional detail regarding any future material weaknesses, if appropriate, including who identified the material weakness, when the material weakness first began, date of corrective actions and associated material costs.

Changes in Internal Control over Financial Reporting, page 79

7. We note your disclosure that there were no changes in your internal control over financial reporting that occurred during your most recent fiscal quarter, "except for the steps taken toward the remediation of the Crewe material weaknesses described above." Item 308(c) of Reguation S-K requires you to disclose any change to internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting. In the future, your disclosure should state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the previous quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. You should also clearly identify changes that occurred during the last fiscal quarter in this subsection, either by describing them or cross-referencing to each specific change described elsewhere in your disclosure.

In future filings, our disclosure will state clearly, if applicable, that there were changes in our internal control over financial reporting that occurred during the previous quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Also, we will clearly identify changes that occurred during the last fiscal quarter in this subsection, either by describing them or cross-referencing to each specific change described elsewhere in our disclosure.

Form 10-Q for the Quarter Ended April 2, 2006

Item 4. Controls and Procedures

8. Please expand your discussion of the remediation of the material weakness relating to the accounting for deferred income tax assets. Explain clearly what steps you took to remediate your material weakness, such that your conclusion relating to your disclosure controls and procedures changed from "ineffective" as of January 1, 2006 to "effective" as of April 2, 2006. For example, discuss in greater detail how the company revised its policy regarding the presumed reversal pattern of taxable temporary differences. Explain the prior policy and any deficiencies therein that led to the prior failure to maintain effective controls over the completeness and accuracy of your recovery analysis. Then, explain the specific changes that you have made to such policy. If you incurred material costs in implementing this procedure, disclose these.

We believe that the information that we provided in Item 4 adequately addresses the disclosure requirements with respect to the remediation of the material weakness relating to the accounting for deferred income tax assets.

The factors that gave rise to the restatement of the Company's financial statements and the related material weakness related to our application of SFAS 109 as to the scheduling of the timing of future reversals of certain taxable temporary differences (related to defined benefit pension assets). Historically, the Company's accounting policy was to not presume reversal for such temporary differences if there was an expectation that the Company would continue to recognize net periodic pension income (i.e., the taxable temporary difference would continue to increase) in the future. In connection with management's preparation of the Company's 2005 Form 10-K, and upon further consideration of the reversal patterns of these taxable temporary differences, and review of SFAS 109, the Company concluded that the reversal pattern and period of reversal for temporary differences attributable to defined benefit pension assets should be based on the nature of the item giving rise to the pension asset (in our specific case, unrecognized actuarial losses), rather than the Company's expectation of future net periodic pension income or expense. This interpretation resulted in a "source" of taxable income (i.e., the reversal of a taxable temporary difference) that previously had not been considered in assessing the recoverability of the Company's net deferred tax assets. The accounting errors resulted in an overstatement of our valuation allowance for deferred income tax assets, thereby overstating its net deferred income tax liabilities in the first nine months of 2005, fiscal year 2004 and fiscal year 2003. As a result, management concluded that the accounting errors resulted in a material weakness in internal control over financial reporting.

As disclosed under Item 9A of our 2005 Form 10-K and under Item 4 of our Form 10-Q for the period ended April 2, 2006, the primary remediation of the material weakness was to research and review the detailed technical requirements related to the accounting for deferred income tax valuation allowances and to revise our accounting policy regarding the presumed reversal pattern of taxable temporary differences. Our internal controls over financial reporting provide that for each reporting period, the accounting treatment of deferred tax positions is reviewed by the Company's corporate controller to ensure compliance with the revised policy. This remediation was completed after the end of fiscal 2005 but prior to the filing of the Company's 2005 Form 10-K during the first quarter of 2006. We did not incur material costs in the remediation of this material weakness. Because the changes made to the policy were highly technical in nature and the changes in the underlying controls pertained to the proper execution of the review in accordance with the new policy, we believe expanded disclosure of the changes would not add additional value to users of the financial statements.

While we believe that the disclosures regarding the specific material weakness discussed in Item 4 of our Form 10-Q for the period ended April 2, 2006, were adequate, we have noted your comments and will provide additional detail regarding the remediation of any future material weaknesses, if appropriate.

Please contact me at (804) 697-1147 if you have any questions or require any additional information with regard to our response.

Sincerely,

/s/ Joel K. Mostrom
Joel K. Mostrom
Senior Vice President and Chief Financial Officer